                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                 Uni-Marts Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   904571 30 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

            Henry D. Sahakian, P.O. Box 673, State College, PA 16804
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       receive Notices and Communications)

                                January 26, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |X|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     904571 30 4
            ---------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Henry D. Sahakian

________________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)    X
     (b)
________________________________________________________________________________
3.   SEC Use Only



________________________________________________________________________________
4.   Source of Funds (See Instructions) PF



________________________________________________________________________________
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e).                                                               [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

     United States of America
________________________________________________________________________________
               7.   Sole Voting Power

  Number of

   Shares      _________________________________________________________________
               8.   Shared Voting Power
Beneficially
                    2,873,149
  Owned by
               _________________________________________________________________
    Each       9.   Sole Dispositive Power

  Reporting         499,557

   Person      _________________________________________________________________
               10.  Shared Dispositive Power
    With
                    371,300

________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    2,873,149

________________________________________________________________________________
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                    (See Instructions)

________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

                    39.9%  (See Item 5)

________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

                    IN

CUSIP No.     904571 30 4
            ---------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Daniel D. Sahakian

________________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)    X
     (b)
________________________________________________________________________________
3.   SEC Use Only



________________________________________________________________________________
4.   Source of Funds (See Instructions) PF



________________________________________________________________________________
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e).                                                               [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

     United States of America
________________________________________________________________________________
               7.   Sole Voting Power

  Number of

   Shares      _________________________________________________________________
               8.   Shared Voting Power
Beneficially
                    2,873,149
  Owned by
               _________________________________________________________________
    Each       9.   Sole Dispositive Power

  Reporting         418,923

   Person      _________________________________________________________________
               10.  Shared Dispositive Power
    With
                    416,385

________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    2,873,149

________________________________________________________________________________
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                    (See Instructions)

________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

                    39.9%  (See Item 5)

________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

                    IN

CUSIP No.     904571 30 4
            ---------------


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Ara M. Kervandjian

________________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)    X
     (b)
________________________________________________________________________________
3.   SEC Use Only



________________________________________________________________________________
4.   Source of Funds (See Instructions) PF



________________________________________________________________________________
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e).                                                               [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

     United States of America
________________________________________________________________________________
               7.   Sole Voting Power

  Number of

   Shares      _________________________________________________________________
               8.   Shared Voting Power
Beneficially
                    2,873,149
  Owned by
               _________________________________________________________________
    Each       9.   Sole Dispositive Power

  Reporting         6,800

   Person      _________________________________________________________________
               10.  Shared Dispositive Power
    With
                    52,509

________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    2,873,149

________________________________________________________________________________
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                    (See Instructions)

________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

                    39.9%  (See Item 5)

________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

                    IN

CUSIP No.     904571 30 4
            ---------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Armen D. Sahakian

________________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)    X
     (b)
________________________________________________________________________________
3.   SEC Use Only



________________________________________________________________________________
4.   Source of Funds (See Instructions) PF



________________________________________________________________________________
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e).                                                               [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

     United States of America
________________________________________________________________________________
               7.   Sole Voting Power

  Number of

   Shares      _________________________________________________________________
               8.   Shared Voting Power
Beneficially
                    2,873,149
  Owned by
               _________________________________________________________________
    Each       9.   Sole Dispositive Power

  Reporting         211,850

   Person      _________________________________________________________________
               10.  Shared Dispositive Power
    With


________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    2,873,149

________________________________________________________________________________
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                    (See Instructions)

________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

                    39.9%  (See Item 5)

________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

                    IN

CUSIP No.     904571 30 4
            ---------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Alex D. Sahakian

________________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)    X
     (b)
________________________________________________________________________________
3.   SEC Use Only



________________________________________________________________________________
4.   Source of Funds (See Instructions) PF



________________________________________________________________________________
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e).                                                               [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

     United States of America
________________________________________________________________________________
               7.   Sole Voting Power

  Number of

   Shares      _________________________________________________________________
               8.   Shared Voting Power
Beneficially
                    2,873,149
  Owned by
               _________________________________________________________________
    Each       9.   Sole Dispositive Power

  Reporting         211,750

   Person      _________________________________________________________________
               10.  Shared Dispositive Power
    With


________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    2,873,149

________________________________________________________________________________
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                    (See Instructions)

________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

                    39.9%  (See Item 5)

________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

                    IN

CUSIP No.     904571 30 4
            ---------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Ludmila Sahakian

________________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)    X
     (b)
________________________________________________________________________________
3.   SEC Use Only



________________________________________________________________________________
4.   Source of Funds (See Instructions) PF



________________________________________________________________________________
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e).                                                               [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

     United States of America
________________________________________________________________________________
               7.   Sole Voting Power

  Number of

   Shares      _________________________________________________________________
               8.   Shared Voting Power
Beneficially
                    2,873,149
  Owned by
               _________________________________________________________________
    Each       9.   Sole Dispositive Power

  Reporting         534,075

   Person      _________________________________________________________________
               10.  Shared Dispositive Power
    With
                    6,050

________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    2,873,149

________________________________________________________________________________
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                    (See Instructions)

________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

                    39.9%  (See Item 5)

________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

                    IN

CUSIP No.     904571 30 4
            ---------------


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Seda Sahakian

________________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)    X
     (b)
________________________________________________________________________________
3.   SEC Use Only



________________________________________________________________________________
4.   Source of Funds (See Instructions) PF



________________________________________________________________________________
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e).                                                               [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

     United States of America
________________________________________________________________________________
               7.   Sole Voting Power

  Number of

   Shares      _________________________________________________________________
               8.   Shared Voting Power
Beneficially
                    2,873,149
  Owned by
               _________________________________________________________________
    Each       9.   Sole Dispositive Power

  Reporting         35,500

   Person      _________________________________________________________________
               10.  Shared Dispositive Power
    With
                    223,835

________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    2,873,149

________________________________________________________________________________
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                    (See Instructions)

________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

                    39.9%  (See Item 5)

________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

                    IN

CUSIP No.     904571 30 4
            ---------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Lara Sahakian

________________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)    X
     (b)
________________________________________________________________________________
3.   SEC Use Only



________________________________________________________________________________
4.   Source of Funds (See Instructions) PF



________________________________________________________________________________
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e).                                                               [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

     United States of America
________________________________________________________________________________
               7.   Sole Voting Power

  Number of

   Shares      _________________________________________________________________
               8.   Shared Voting Power
Beneficially
                    2,873,149
  Owned by
               _________________________________________________________________
    Each       9.   Sole Dispositive Power

  Reporting         57,100

   Person      _________________________________________________________________
               10.  Shared Dispositive Power
    With


________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    2,873,149

________________________________________________________________________________
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                    (See Instructions)

________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

                    39.9%  (See Item 5)

________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

                    IN

CUSIP No.     904571 30 4
            ---------------


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Frederick I. Sahakian

________________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)    X
     (b)
________________________________________________________________________________
3.   SEC Use Only



________________________________________________________________________________
4.   Source of Funds (See Instructions) PF



________________________________________________________________________________
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e).                                                               [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

     United States of America
________________________________________________________________________________
               7.   Sole Voting Power

  Number of

   Shares      _________________________________________________________________
               8.   Shared Voting Power
Beneficially
                    2,873,149
  Owned by
               _________________________________________________________________
    Each       9.   Sole Dispositive Power

  Reporting         336,300

   Person      _________________________________________________________________
               10.  Shared Dispositive Power
    With


________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    2,873,149

________________________________________________________________________________
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                    (See Instructions)

________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

                    39.9%  (See Item 5)

________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

                    IN

CUSIP No.     904571 30 4
            ---------------


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Green Valley Acquisition Co., LLC

________________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)    X
     (b)
________________________________________________________________________________
3.   SEC Use Only



________________________________________________________________________________
4.   Source of Funds (See Instructions) OO



________________________________________________________________________________
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e).                                                               [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

     Pennsylvania
________________________________________________________________________________
               7.   Sole Voting Power

  Number of         0

   Shares      _________________________________________________________________
               8.   Shared Voting Power
Beneficially
                    2,873,149
  Owned by
               _________________________________________________________________
    Each       9.   Sole Dispositive Power

  Reporting         0

   Person      _________________________________________________________________
               10.  Shared Dispositive Power
    With
                    0

________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    2,873,149

________________________________________________________________________________
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                    (See Instructions)

________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

                    39.9%  (See Item 5)

________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

                    OO

CUSIP No.     904571 30 4
            ---------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Heddy L. Kervandjian

________________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)    X
     (b)
________________________________________________________________________________
3.   SEC Use Only



________________________________________________________________________________
4.   Source of Funds (See Instructions) PF



________________________________________________________________________________
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e).                                                               [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

     United States of America
________________________________________________________________________________
               7.   Sole Voting Power

  Number of

   Shares      _________________________________________________________________
               8.   Shared Voting Power
Beneficially
                    2,873,149
  Owned by
               _________________________________________________________________
    Each       9.   Sole Dispositive Power

  Reporting

   Person      _________________________________________________________________
               10.  Shared Dispositive Power
    With
                    52,509

________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    2,873,149

________________________________________________________________________________
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                    (See Instructions)

________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

                    39.9%  (See Item 5)

________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

                    IN

CUSIP No.     904571 30 4
            ---------------


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     HFL Corporation

________________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)    X
     (b)
________________________________________________________________________________
3.   SEC Use Only



________________________________________________________________________________
4.   Source of Funds (See Instructions) PF



________________________________________________________________________________
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e).                                                               [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

     Pennsylvania
________________________________________________________________________________
               7.   Sole Voting Power

  Number of

   Shares      _________________________________________________________________
               8.   Shared Voting Power
Beneficially
                    2,873,149
  Owned by
               _________________________________________________________________
    Each       9.   Sole Dispositive Power

  Reporting

   Person      _________________________________________________________________
               10.  Shared Dispositive Power
    With
                    278,900

________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    2,873,149

________________________________________________________________________________
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                    (See Instructions)

________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

                    39.9%  (See Item 5)

________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

                    IN

Item 1.  Security and Issuer

         This statement relates to the common stock, par value $0.10 per share, of Uni-Marts, Inc. ("Issuer"). The principal executive office of the Issuer is located at 477 East Beaver Avenue, State College, PA 16801.


Item 2.  Identity and Background

         This statement is being filed jointly by the following persons ("Reporting Persons"):


(a)      Henry D. Sahakian
(b)      Business address is 477 East Beaver Avenue, State College, PA 16801
(c) The Reporting Person serves as Chairman of the Board and Chief Executive Officer of the Issuer.
(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)      United States of America

(a)      Daniel D. Sahakian
(b)      Business address is 477 East Beaver Avenue, State College, PA 16801
(c) The Reporting Person has served as a Director of the Issuer since 1981. Also, for the past 23 years he has served as President and Chief Executive Officer of HFL Corporation, a commercial real estate company.
(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)      United States of America

(a)      Ara M. Kervandjian
(b)      Business address is 477 East Beaver Avenue, State College, PA 16801
(c)      The Reporting Person serves as the President of the Issuer.
(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)      United States of America

(a)      Armen D. Sahakian
(b)      200 Haymaker Circle, State College, PA 16801
(c)      Self employed
(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)      United States of America

(a)      Alex D. Sahakian
(b)      1604 Woodledge Circle, State College, PA 16803
(c)      Self employed
(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)      United States of America

(a)      Ludmila Sahakian
(b)      P.O. Box 649, State College, PA 16804
(c)      Not applicable
(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)      United States of America

(a)      Seda Sahakian
(b)      180 Haymaker Circle, State College, PA 16801
(c)      Not applicable

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)      United States of America

(a)      Lara Sahakian
(b)      2841 NE 185th Street, Unit 512, Aventura, FL 33180
(c)      Self employed
(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)      United States of America

(a)      Frederick I. Sahakian
(b)      1016 Ballybunion Drive, State College, PA 16801
(c)      Self employed
(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)      United States of America

(a)      Green Valley Acquisition Co., LLC
(b)      Business Address is 477 East Beaver Avenue, State College, PA 16801.
(c) The principal business of the Reporting Person is to acquire, own, operate and manage the assets and business of the Issuer.
(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)      Pennsylvania.

(a)      Heddy L. Kervandjian
(b)      P.O. Box 409, State College, PA 16804
(c)      Not applicable
(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)      United States of America


(a)      HFL Corporation
(b)      Business address is 477 East Beaver Avenue, State College, PA 16801
(c)      Commercial real estate company.
(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)      Pennsylvania.

Item 3.  Source and Amount of Funds or Other Consideration

         The Reporting Persons who are individuals used personal funds to acquire the shares beneficially owned by them. Green Valley Acquisition Co. LLC ("Green Valley") has acquired beneficial ownership by entering into Tender and Voting Agreements with each of the individual Reporting Persons, dated January 26, 2004 (the "Voting Agreements"). Pursuant to the Voting Agreements, each Reporting Person who is an individual granted an irrevocable proxy to Green Valley to vote the shares beneficially owned by such individual Reporting Person in favor of the merger of the Issuer with and into Green Valley pursuant to the terms of the Agreement and Plan of Merger between Green Valley and the Issuer dated January 26, 2004 (the "Merger Agreement").

Item 4.  Purpose of Transaction

         As described in Item 3 above, the Reporting Persons who are individuals have entered into the Voting Agreements with Green Valley pursuant to the Merger Agreement. Pursuant to the Voting Agreements, each Reporting Person who is an individual granted an irrevocable proxy to Green Valley to vote the shares beneficially owned by such individual Reporting Person in favor of the merger of the Issuer with and into Green Valley pursuant to the Merger Agreement. As referenced in the Merger Agreement and as previously announced by the Issuer, the Issuer has been contemplating a fundamental transaction, such as the sale of a significant number of convenience stores or other assets, a refinancing or a sale-leaseback transaction (a "Fundamental Transaction") and the Reporting Persons anticipate that the Issuer will continue to pursue this initiative between the date of execution of the Merger Agreement and closing of the contemplated merger. The Issuer may not enter into any binding agreement relating to a Fundamental Transaction, however, without Green Valley's prior written consent (such consent not to be unreasonably withheld). Green Valley supports the Issuer's Fundamental Transaction initiative between now and the closing of the merger with Green Valley, and Green Valley may continue to pursue a Fundamental Transaction after such closing. The business and affairs of Green Valley are to be managed under the direction of a board of managers that currently consists of six individuals, three of whom have been appointed by an entity controlled by several current members of management of the Issuer, including Henry D. Sahakian, Daniel D. Sahakian and Ara Kervandjian, and three of whom have been appointed by an entity controlled by individuals who are not affiliated with the Issuer's current management. The signing of the foregoing Voting Agreements may be deemed to be a change in control of the Issuer, and the consummation of the merger pursuant to the Merger Agreement would result in a change in control of the Issuer. Following consummation of the merger, the Issuer will cease to exist, its securities will be cancelled and exchanged for cash, and the limited liability company operating agreement of Green Valley (the surviving entity) will replace the capitalization structure, dividend policy charter and bylaws of the Issuer. Subsequent to the consummation of the merger, the Issuer's securities would no longer be listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association. Except as set forth herein or as contemplated by the Merger Agreement, the Reporting Persons have no present plan or proposal that relates to or would result in:

a. The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;
e. Any material change in the present capitalization or dividend policy of the Issuer;
f. Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
         Section 13 of the Investment Company Act of 1940;
g. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
j.       Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a) Each of the Reporting Persons beneficially owns 2,873,149 shares of Common Stock (the "Shares"). This constitutes 39.9% of the 7,202,979 total shares outstanding as of December 31, 2003, as set forth in the Issuer's Form 10-K/A filed with the Securities and Exchange Commission (the "SEC") on January 27, 2004.

(b) See Items 7 through 10 of the cover page to this Schedule 13D for each Reporting Person. With respect to Items 7 and 8, pursuant to the Voting Agreements, each of the Reporting Persons shares voting power solely for the purpose of voting the Shares in favor of the merger of the Issuer with and into Green Valley. For all other purposes, each of the Reporting Persons have sole or shared voting power with respect to the Shares as follows:

1) Henry D. Sahakian has sole power to vote or to direct the vote (except with respect to the matters set forth in the Voting Agreements), and sole power to dispose or direct the disposition of 499,557 shares of the Issuer's common stock. These shares do not include 133,000 shares issuable upon exercise of employee stock options and 72,869 shares held by Henry D. Sahakian in his 401(k) plan account. Henry D. Sahakian has shared power to dispose or direct the disposition of 371,300 shares of the Issuer's common stock, including 92,400 shares held jointly with his wife, Seda Sahakian, and 278,900 shares held by HFL Corporation for which Henry D. Sahakian serves as chairman of the board of directors and over which he shares voting and dispositive power. These shares do not include, and Henry D. Sahakian disclaims beneficial ownership of, 211,750 shares held in a trust for the benefit of Alex D. Sahakian of which Henry Sahakian is one of two trustees, but over which he does not possess voting or dispositive power.

2) Daniel D. Sahakian has sole power to vote or to direct the vote (except with respect to the matters set forth in the Voting Agreements), and sole power to dispose or direct the disposition of, 418,923 shares of the Issuer's common stock, including 6,380 shares beneficially owned as trustee of a trust for the benefit of his sister-in-law, Seda Sahakian. These shares do not include 35,000 shares issuable upon exercise of 35,000 employee stock options held by Daniel D. Sahakian. Daniel D. Sahakian has shared power to dispose or direct the disposition of 416,385 shares of the Issuer's common stock, including 6,050 shares held jointly with his wife, Ludmila Sahakian, 278,900 shares held by HFL Corporation for which Daniel D. Sahakian serves as president and chief executive officer and over which he shares voting and dispositive power and 131,435 shares held in an irrevocable life insurance trust of Henry D. Sahakian of which Daniel Sahakian is one of two trustees.

3) Ara M. Kervandjian has sole power to vote or to direct the vote (except with respect to the matters set forth in the Voting Agreements), and sole power to dispose or direct the disposition of, 6,800 shares of the Issuer's common stock. These shares do not include 112,500 shares issuable upon exercise of employee stock options held by Ara M. Kervandjian. Ara M. Kervandjian has shared power to dispose or direct the disposition of 52,509 shares of the Issuer's common stock held jointly with his wife.

4) Armen D. Sahakian has sole power to vote or to direct the vote (except with respect to the matters set forth in the Voting Agreements), and sole power to dispose or direct the disposition of, 211,850 shares of the Issuer's common stock.

5) Alex D. Sahakian has sole power to vote or to direct the vote (except with respect to the matters set forth in the Voting Agreements), and sole power to dispose or direct the disposition of, 211,750 shares of the Issuer's common stock.

6) Ludmila Sahakian has sole power to vote or to direct the vote (except with respect to the matters set forth in the Voting Agreements), and sole power to dispose or direct the disposition of, 534,075 shares of the Issuer's common stock, including 211,750 shares held in a trust for the benefit of Alex D. Sahakian of which Ludmila Sahakian is one of two trustees and claims beneficial ownership. Ludmila Sahakian has shared power to dispose or direct the disposition of 6,050 shares of the Issuer's common stock held jointly with her husband, Daniel D. Sahakian.

7) Seda Sahakian has sole power to vote or to direct the vote (except with respect to the matters set forth in the Voting Agreements), and sole power to dispose or direct the disposition of, 35,500 shares of the Issuer's common stock. Seda Sahakian has shared power to dispose or direct the disposition of 223,835 shares of the Issuer's common stock, including 92,400 shares held jointly with her husband, Henry D. Sahakian, and 131,435 shares held in an irrevocable life insurance trust for the benefit of Henry D. Sahakian of which Seda Sahakian is one of two trustees.

8) Lara Sahakian has sole power to vote or to direct the vote (except with respect to the matters set forth in the Voting Agreements), and sole power to dispose or direct the disposition of, 57,100 shares of the Issuer's common stock.

9) Frederick I. Sahakian has sole power to vote or to direct the vote (except with respect to the matters set forth in the Voting Agreements), and sole power to dispose or direct the disposition of, 336,300 shares of the Issuer's common stock, including 266,200 shares held by a proxy certificate and stock power granted to him by Nejdeh Aslanian.

10) Green Valley has shared power to dispose of or direct the disposition of 2,873,149 shares of the Issuer's common stock pursuant to the Voting Agreements.

11) Heddy L. Kervandjian has shared power to dispose of or direct the disposition of 52,509 shares of the Issuer's common stock held jointly with her husband, Ara M. Kervandjian.

12) HFL Corporation has shared power to dispose of or direct the disposition of 278,900 shares of the Issuer's common stock held by it as record owner.

(c) On January 20, 2004, Frederick I. Sahakian was granted a proxy certificate and stock power with respect to 266,200 shares of the Issuer's common stock, held by Nejdeh Aslanian.

(d) Other than as set forth in Items 3, 4, 5 and 7 of this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Issuer's common stock which are the subject of this
         Schedule 13D.

(e)      Not Applicable for any Reporting Person.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         As described in Items 3 and 4 above, the Reporting Persons who are individuals have entered into the Voting Agreements with Green Valley pursuant to the Merger Agreement. Pursuant to the Voting Agreements, each Reporting Person who is an individual granted an irrevocable proxy to Green Valley to vote the shares beneficially owned by such individual Reporting Person in favor of the merger of the Issuer with and into Green Valley pursuant to the Merger Agreement.

Item 7.  Material to Be Filed as Exhibits

         A copy of the form of Voting Agreement executed by each of the Reporting Persons who is an individual and Green Valley is included as Exhibit
99.1 to this Schedule 13D. Each such Voting Agreement is identical, except that the reference to the number of shares owned of record or beneficially or which the individual Reporting Person otherwise controls varies according to the individual Reporting Person as follows:




Henry D. Sahakian                   591,957          Includes 92,400 shares held jointly with his wife,
                                                     Seda Sahakian.
Daniel D. Sahakian                  556,408          Includes 6,050 shares held jointly with his wife, Ludmila
                                                     Sahakian, and 131,435 shares held jointly with Seda Sahakian as trustees for the Irrevocable
                                                     Life Insurance Trust of Henry D. Sahakian.
Ara M. Kervandjian                   59,309          Includes 52,509 shares held jointly with his wife,
                                                     Heddy L. Kervandjian.
Armen D. Sahakian                   211,850
Alex D. Sahakian                    211,750
Ludmila Sahakian                    534,075
Seda Sahakian                        35,500
Lara Sahakian                        57,100
Frederick I. Sahakian               336,300
HFL Corporation                     278,900



         In addition, a copy of the form of Joint Filing Agreement among the Reporting Persons is included as Exhibit 99.2 to this Schedule 13 D. The Issuer has filed a copy of the Merger Agreement as an exhibit to its Current Report on Form 8-K/A filed with the SEC on February 4, 2004.

Signatures

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            /S/ HENRY D. SAHAKIAN
                            --------------------------------------------
                            Name: Henry D. Sahakian

                            /S/ DANIEL D. SAHAKIAN
                            --------------------------------------------
                            Name: Daniel D. Sahakian

                            /S/ ARA M. KERVANDJIAN
                            --------------------------------------------
                            Name: Ara M. Kervandjian

                            /S/ ARMEN D. SAHAKIAN
                            --------------------------------------------
                            Name: Armen D. Sahakian

                            /S/ ALEX D. SAHAKIAN
                            --------------------------------------------
                            Name: Alex D. Sahakian

                            S/ LUDMILA SAHAKIAN
                            --------------------------------------------
                            Name: Ludmila Sahakian

                            /S/ SEDA SAHAKIAN
                            --------------------------------------------
                            Name: Seda Sahakian

                            /S/ LARA SAHAKIAN
                            --------------------------------------------
                            Name: Lara Sahakian

                            /S/ FREDERICK I. SAHAKIAN
                            --------------------------------------------
                            Name: Frederick I. Sahakian

                            Green Valley Acquisition Co. LLC

                            By:    /S/ PAUL LEVINSOHN
                                   -----------------------------------------
                            Name:  Paul Levinsohn
                                   -----------------------------------------
                            Title: Manager
                                   -----------------------------------------


                            /S/ HEDDY L. KERVANDJIAN
                            --------------------------------------------
                            Name: Heddy L. Kervandjian


                            HFL CORPORATION

                            By: /S/ DANIEL D. SAHAKIAN
                            ---------------------------------------------

                            Name: Daniel D. Sahakian
                            ---------------------------------------------

                            Title: President and Chief Executive Officer